UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EVEREST RE GROUP, LTD.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G3223R108
(CUSIP Number)

Sanjoy Mukherjee Senior Vice President, General Counsel and Secretary Everest Re Group, Ltd. Seon Place 141 Front Street, 4th Floor Hamilton HM 19, Bermuda 441-295-0006
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 22, 2015
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see

CUSIP No. G3223R108

1.	Names of Reporting Persons EVEREST INTERNATIONAL REINSURANCE LTD.
2.	Check the Appropriate Box if a Member of a Group		(a)	[ ]
(See Instructions)			(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required			[ ]
Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,719,971 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,719,971 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,719,971
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares			[ ]
(See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person (See Instructions) CO, OO

Item 1.	Security and Issuer.

The class of securities to which this Schedule 13D relates is the common shares, par value of $0.01 per share (the "Common Shares"), of Everest Re Group, Ltd. ("Group" or "Issuer"), a Bermuda corporation, the principal executive offices of which are located at Seon Place 4th Floor, 141 Front Street, Hamilton HM 19, Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Everest International Reinsurance, Ltd., a Bermuda corporation and indirect an wholly-owned subsidiary of Group.

Everest International Reinsurance, Ltd. principal business is the underwriting of reinsurance in international markets.

The principal executive office of Everest International Reinsurance, Ltd. is located at Seon Place 4th Floor, 141 Front Street, Hamilton HM 19, Bermuda.

Everest International Reinsurance, Ltd. has not been convicted in a criminal proceeding.

Everest International Reinsurance, Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Everest International Reinsurance, Ltd. is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, present principal occupation or employment of each director and executive officer of Everest International Reinsurance, Ltd. is set forth in Schedule A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Everest International Reinsurance, Ltd. acquired the securities that are the subject of this schedule 13D in exchange for a preferred security with a par value of $1,773,214,309 on December 22, 2015.

Item 4.	Purpose of Transaction.

This transaction is part of a capital restructuring within the Group to support a planned increase on international business production, which includes directly supporting Group's new Lloyds Corporate member.

Item 5.	Interest in Securities of the Issuer.

As of December 22, 2015, Group had 52,411,440 Common Shares outstanding (net of Treasury shares preferred) of which Everest International Reinsurance, Ltd. owns 9,719,971, or 18.5% of the outstanding Common Shares. However, according to Group's bye-laws, the total voting power of any shareholder owning more than 9.9% of the Common Share will be reduced to 9.9% of the total voting power of the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As discussed in Item 2. above, Everest International Reinsurance, Ltd., is a Bermuda and indirect wholly-owned subsidiary of Group.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 2016

EVEREST INTERNATIONAL REINSURANCE LTD.

By:	/S/ WAYNE SCHONLAND
Wayne Schonland
Vice President, Tax

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
EVEREST INTERNATIONAL REINSURANCE, LTD.

The following sets forth the name, position and principal occupation of each director and executive officer of Everest International Reinsurance, Ltd. Each person is a citizen of the United States of America.  The business address of each director and executive officer is Seon Place 4th Floor, 141 Front Street, Hamilton HM 19, Bermuda.

Dominic J. Addesso is a Director and Chairman of Everest International Reinsurance, Ltd. Mr. Addesso's principal occupation is serving as President and Chief Executive Officer of Everest Re Group, Ltd.

Mark S. de Saram is a Director and Deputy Chairman of Everest International Reinsurance, Ltd.  Mr. de Saram's principal occupation is serving as Executive Vice President, Chief Executive Officer and Managing Director of Everest Reinsurance (Bermuda) Ltd.

Patricia Gordon-Pamplin is a Director, Vice President and Chief Accountant of Everest International Reinsurance, Ltd. Ms. Gordon-Pamplin's principal occupation is serving as Vice President and Chief Accountant Finance of Everest Reinsurance (Bermuda) Ltd.

Barbara Dunne is Vice President, Tax of Everest International Reinsurance, Ltd.  Ms. Dunne's principal occupation is serving as Vice President, Tax of Everest Re Group, Ltd.

Wayne Schonland is Vice President, Tax of Everest International Reinsurance, Ltd.  Mr. Schonland's principal occupation is serving as Vice President, Tax of Everest Re Group, Ltd.

Craig Howie is a Director of Everest International Reinsurance, Ltd.  Mr. Howie's principal occupation is serving as Executive Vice President and Chief Financial Officer of Everest Re Group, Ltd.

Roger M. Singer is a Director of Everest International Reinsurance, Ltd.

John A. Weber is a Director of Everest International Reinsurance, Ltd.

Codan Services, Ltd. is Secretary of Everest International Reinsurance, Ltd.

Mario Binetti is Assistant Secretary of Everest International Reinsurance, Ltd.